Exhibit 99.1

NewsRelease

Nebraska Supreme Court Affirms Keystone XL Route Approval

OMAHA, Nebraska - August 23, 2019 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced the Nebraska Supreme Court has affirmed the November 2017 decision by the Nebraska Public Service Commission that approved the Keystone XL Pipeline route through the state.

“The Supreme Court decision is another important step as we advance towards building this vital energy infrastructure project,” said Russ Girling, TC Energy’s President and Chief Executive Officer. “We thank the thousands of government leaders, landowners, labor unions and other community partners for their continued support through this extensive review process. It has been their unwavering support that has advanced this project to where it is today.”

TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. We are not only focused on what we do, but how we do it - guided by core values of safety, responsibility, collaboration and integrity, our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the United States and Mexico. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit TCEnergy.com and connect with us on social media to learn more.

FORWARD-LOOKING INFORMATION

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 31, 2019 and the 2018 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Terry Cunha / Robynn Tysver
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522